                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-28537

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 7, 1997)

                                    [LOGO]

                                  $250,000,000

                           MERRILL LYNCH & CO., INC.

                       6.56% NOTES DUE DECEMBER 16, 2007

                               ----------------

  Interest on the Notes is payable semiannually on June 16 and December 16 of each year (each an "Interest Payment Date"), commencing June 16, 1998. The Notes are not subject to redemption by Merrill Lynch & Co., Inc. (the "Company") prior to maturity.

  Ownership of the Notes will be maintained in book-entry form by or through the Depository (as hereinafter defined). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Beneficial owners of the Notes will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A  CRIMINAL
      OFFENSE.

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--------------------------------------------------------------------------------

                                       PRICE TO   UNDERWRITING    PROCEEDS TO
                                      PUBLIC(1)     DISCOUNT   THE COMPANY(1)(2)
--------------------------------------------------------------------------------
Per Note...........................      100%         .6%            99.4%
--------------------------------------------------------------------------------
Total..............................  $250,000,000  $1,500,000    $248,500,000

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--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from December 16, 1997.
(2) Before deduction of expenses payable by the Company.

                               ----------------

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depository on or about December 16, 1997.

                               ----------------

MERRILL LYNCH & CO.
           NATIONSBANC MONTGOMERY SECURITIES, INC.
                       ABN AMRO CHICAGO CORPORATION
                                                    SBC WARBURG DILLON READ INC.

                               ----------------

          The date of this Prospectus Supplement is December 11, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, PURCHASING NOTES TO COVER SYNDICATE SHORT POSITIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges for the periods indicated:

                                           YEAR ENDED LAST FRIDAY   NINE MONTHS
                                                IN DECEMBER            ENDED
                                          ------------------------ SEPTEMBER 26,
                                          1992 1993 1994 1995 1996     1997
                                          ---- ---- ---- ---- ---- -------------
Ratio of earnings to fixed charges....... 1.3  1.4  1.2  1.2  1.2       1.2

  For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.

                              RECENT DEVELOPMENTS

  On November 19, 1997, the Company and Mercury Asset Management Group plc ("MAM") announced the terms of a recommended offer (the "Offer") to be made for all the issued share capital of MAM. In the proposed transaction, ML Invest PLC, an indirect, wholly-owned subsidiary of the Company, has offered to acquire all outstanding shares of MAM for a price of (Pounds)17 per share. The aggregate offer value for the outstanding shares is approximately (Pounds)3.1 billion.

  The directors of MAM have unanimously recommended to MAM shareholders the acceptance of the Offer and have entered into irrevocable agreements to accept the Offer in respect of their shareholdings. The transaction is conditioned on, among other things, the receipt of all required regulatory approvals.

                              DESCRIPTION OF NOTES

GENERAL

  The Notes are to be issued as a series of Senior Debt Securities under the 1983 Indenture, which is more fully described in the accompanying Prospectus. The Notes will mature on December 16, 2007.

  The Notes will bear interest from December 16, 1997, payable semiannually on June 16 and December 16 of each year (each an "Interest Payment Date"), commencing June 16, 1998, to the persons in whose names the Notes are registered on the preceding June 1 and December 1, respectively.

  The Notes are not subject to redemption by the Company prior to maturity.

  The Notes will be issued in denominations of $1,000 and integral multiples thereof.

DEPOSITORY

  Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as Depository, and registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  So long as DTC, or its nominee, is a registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the 1983 Indenture. Except as provided below, the actual owner of the Notes represented by a Global Note (the "Beneficial Owner") will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form, except as described below, and will not be considered the owners or Holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant of DTC (a "Participant"), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  If (x) the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Notes.

  The following is based on information furnished by DTC:

  DTC will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered Global Notes will be issued for the Notes in the aggregate principal amount of such issue, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Notes under the DTC's system must be made by or through Direct Participants, which will receive a credit for the Notes on the DTC's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except as provided above.

  To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal and interest payments on the Notes will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Note certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters") have each severally agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company the principal amount of Notes set forth opposite their respective names. The Underwriters are committed to purchase all of the Notes if any of the Notes are purchased.

                                                                     PRINCIPAL
          UNDERWRITER                                                  AMOUNT
          -----------                                               ------------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated ("MLPF&S").................................  $175,000,000
     NationsBanc Montgomery Securities, Inc. .....................    25,000,000
     ABN AMRO Chicago Corporation.................................    25,000,000
     SBC Warburg Dillon Read Inc. ................................    25,000,000
                                                                    ------------
          Total...................................................  $250,000,000
                                                                    ============

  The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Certain of the Underwriters and their affiliates engage in transactions with, and perform services for, the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company.

  The underwriting of the Notes will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

  The Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

  If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

  The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Notes as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  MLPF&S may use this Prospectus Supplement and the accompanying Prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by Brown & Wood LLP, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Ratio of Earnings to Fixed Charges......................................... S-3
Recent Developments........................................................ S-3
Description of Notes....................................................... S-3
Underwriting............................................................... S-6
Validity of Notes.......................................................... S-7

                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Merrill Lynch & Co., Inc. .................................................   3
Use of Proceeds............................................................   3
Description of Debt Securities.............................................   4
Description of Debt Warrants...............................................   8
Description of Currency Warrants...........................................   9
Description of Index Warrants..............................................  10
Plan of Distribution.......................................................  14
Experts....................................................................  15

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                                    [LOGO]

                                 $250,000,000

                           MERRILL LYNCH & CO., INC.

                                6.56% NOTES DUE
                               DECEMBER 16, 2007

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.
                    NATIONSBANC MONTGOMERY SECURITIES, INC.
                         ABN AMRO CHICAGO CORPORATION
                         SBC WARBURG DILLON READ INC.

                               DECEMBER 11, 1997

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